Sub-Item 77I

The following class was created during the
period covered by the N-SAR:

R Class Shares of the following funds:

JPMorgan Large Cap Value Fund
JPMorgan Small Cap Value Fund

This class is described in the R Class prospectus
for these Funds and also in the
materials described in Item 77Q1(a) and (d).